UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

5 rue Guillaume Kroll L-1882, Luxembourg Tel: + 352 48 18 28 1

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

To satisfy the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE and under Rule 10A-3 under the Exchange Act, the Board of Directors of Globant S.A. (the “Company”), in its meeting of yesterday, May 11, 2015, appointed Mr. Timothy Mott to the audit committee of the Company, in substitution of Mr. Bradford Eric Bernstein.

Consequently, the audit committee of the Company will be composed of Messrs. Timothy Mott, Philip A. Odeen and Mario Eduardo Vázquez, with Mr. Vázquez serving as the chairman of the audit committee and the audit committee financial expert as currently defined under applicable SEC rules. Each of Messrs. Mott, Odeen and Vázquez satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE and under Rule 10A-3 under the Exchange Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: May 12, 2015